UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 27)

TELECOM ITALIA S.P.A.

(Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE

PER ORDINARY SHARE

(Title of Class of Securities)

87927W10

(CUSIP Number)

AMEDEO NODARI

BANCA INTESA S.P.A.

PIAZZA DELLA SCALA 6

MILAN 20121, ITALY

011 39 02 87941852

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27 through May 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 87927W10	13D	Page 2 of 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BANCA INTESA S.P.A. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER:

91,213,351
8 SHARED VOTING POWER:

2,407,345,359 (See Item 5)
9 SOLE DISPOSITIVE POWER:

75,887,171
10 SHARED DISPOSITIVE POWER:

2,407,345,359 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

2,498,558,710 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.67% (See Item 5)
14	TYPE OF REPORTING PERSON:

CO

Page 2 of 4 Pages

This Amendment No. 27 amends the Statement on Schedule 13D, dated October 19, 2001, as amended (as previously amended, the “Statement on Schedule 13D”), filed by IntesaBci S.p.A. (now Banca Intesa S.p.A.), a company organized under the laws of the Republic of Italy (“Intesa”), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

Intesa, Pirelli, Edizione Holding, Edizione Finance, UniCredito, Olimpia S.p.A. (“Olimpia”) and, as discussed in Items 4 and 6 of Amendment No. 7 to the Statement on Schedule 13D, Hopa S.p.A. (“Hopa”) are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Intesa in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Reference is made to the Hopa Agreement (as that term is defined in Item 6 of Amendment No. 10 to the Statement on Schedule 13D) and to the information relating thereto which was reported in Amendment No. 25 to the Statement on Schedule 13D. On April 27, 2006, Pirelli, Edizione Finance and Edizione Holding issued a joint press release in connection with the withdrawal by those parties (and Intesa and UCI) from the Hopa Agreement. A copy of the joint press release is filed as Exhibit 69. Subsequently, on May 22. 2006, Pirelli, Edizione Finance and Edizione Holding issued a joint press release which announced that such parties had informed Hopa of their intention to purchase all of Hopa’s 16% stake in Olimpia for cash at a price to be determined according to a formula set forth in the Hopa Agreement. Under this arrangement, on or before July 12, 2006, Pirelli will acquire 80% of Hopa’s holding of Olimpia Shares (equal to 12.8% of the total number of issued and outstanding Olimpia Shares) and Edizione Finance will acquire the remaining 20% of Hopa’s holding of Olimpia Shares (equal to 3.2% of the total number of issued and outstanding Olimpia Shares). A copy of the joint press release is filed as Exhibit 70.

Item 7. Material to be Filed as Exhibits

69.	Joint Press Release, dated as of April 27, 2006, issued by Pirelli, Edizione Finance and Edizione Holding (incorporated by reference to Exhibit 97 to the Schedule 13D, dated May 26, 2006, filed with the Securities and Exchange Commission by Pirelli).

70.	Joint Press Release, dated as of May 22, 2006, issued by Pirelli, Edizione Finance and Edizione Holding(incorporated by reference to Exhibit 98 to the Schedule 13D, dated May 26, 2006, filed with the Securities and Exchange Commission by Pirelli).

[SIGNATURES ON NEXT PAGE]

Page 3 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2006

BANCA INTESA S.p.A.

By:	/s/ Amedeo Nodari
Name:	Amedeo Nodari
Title:	Head of Institutional Investments

By:	/s/ Marco Cerrina Feroni
Name:	Marco Cerrina Feroni
Title:	Head of Merchant Banking

Page 4 of 4 Pages